January 29, 2013

Filed via EDGAR

Ms. Kathryn McHale

Senior Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Re:	Columbia Banking System, Inc.

Amendment No. 3 to Registration Statement on Form S-4

Filed January 29, 2013

File No. 333-184742

Dear Ms. McHale:

Enclosed please find Columbia Banking System, Inc.’s (“Columbia”) and West Coast Bancorp’s (“West Coast”) responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in your letter of January 23, 2013 (the “Comment Letter”) related to the above-referenced filing. Columbia has also revised its Registration Statement on Form S-4 in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects these revisions and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Page references in the text of this letter correspond to pages and captions in Amendment No. 3.

General

1.	We note your response to comment 1 of our letter dated January 11, 2013 and are unable to agree with your analysis. Please provide the requested information in a pre-effective amendment to the proxy statement/prospectus.

Ms. Kathryn McHale

January 29, 2013

Response: Pursuant to our discussion and the Staff’s concurrence, the requested disclosure has not been included in Amendment No. 3.

2.	Please update your disclosure to add a Recent Developments section discussing the results of the fourth quarter ended December 31, 2012.

Response: The disclosure has been updated and revised as requested (page 24).

Material United States Federal Income Tax Consequences of the Merger

The Merger

Background of the Merger, page 53

3.	It appears that each counsel has filed a short-form tax opinion. Please revise both the Exhibit 8 short-form opinions and the tax disclosure in the proxy statement/prospectus to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of counsel. Please also revise your disclosure on page 110 to delete the statement that the discussion is intended only as a summary of material United States federal income tax consequences of the merger. Please refer to Section III.B.2. of Staff Legal Bulletin No. 19.

Response: Exhibits 8.1 and 8.2 and the tax disclosure have been revised to address the Staff’s comment (page 110). We have also deleted the statement as requested and revised our disclosure accordingly (page 111).

Tax Consequences of the Merger Generally to Holders of West Coast Common Stock, page 109

4.	The tax consequences discussed appear to be based on the assumption that the mergers, taken together, will be treated as a reorganization within the meaning of Section 368(a). It is not appropriate to assume any legal conclusion underlying the opinion. Please revise. Please refer to Section III.C.3. of Staff Legal Bulletin No. 19.

Response: The disclosure has been revised as requested (page 110).

Ms. Kathryn McHale

January 29, 2013

In addition to the responses noted above, Columbia acknowledges that:

•	Columbia is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	Columbia may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to your inquiries and comments. Should you desire additional information or would like further clarification regarding any of the items discussed, please contact Stephen Klein at (206) 340-9648.

Sincerely,

/s/ Stephen M. Klein	/s/ Matthew M. Guest

Stephen M. Klein	Matthew M. Guest
GRAHAM & DUNN PC	WACHTELL, LIPTON, ROSEN & KATZ

cc:	Melanie J. Dressel, Columbia Banking System, Inc.

Clint E. Stein, Columbia Banking System, Inc.

Robert D. Sznewajs, West Coast Bancorp

Anders Giltvedt, West Coast Bancorp